Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 2003 THIRD QUARTER RESULTS OF ITS SUBSIDIARY BANCO ESPÍRITO SANTO (Unaudited)

Luxembourg/Portugal – October 29, 2003 – Espírito Santo Financial Group (“ESFG”) (NYSE and Lisbon Stock Exchange: ESF) subsidiary, Banco Espírito Santo (BES), today announced its third quarter 2003 results.

HIGHLIGHTS

Accumulated net profit of euro 156.6 million, an increase of 15.0% on a comparable basis, and corresponding to annualized ROE of 11.2%.

Moderate business growth due to the tough macroeconomic environment: tight control in credit expansion translated into an increase of 3.9% in loans to customers (including securitized credit); on-balance sheet customer funds were up by 10.4%, with a positive impact on the transformation ratio, which improved from 115% in September 2002 to 105% current.

Fees and commissions up by 18.2%, supported by the continuous improvement in service quality, cross-selling and in investment banking activity. This increase compensated the 3.9% decrease in net interest income and allowed a 3.5% increase in commercial banking income (excluding markets). The exceptional performance of capital market results, up by 80%, was achieved through the Group’s positioning in interest rate instruments and some recovery of the stock market.

Containment of costs growth. 1.0% increase, in line with estimated progress for the year, with a favorable impact on the cost to income, which dropped to 50.4%, from 55.2% in September 2002.

Significant reinforcement of provisions, with net provisioning charge for the period totaling euro 314.9 million (57.7% of the gross results).

Comfortable solvency levels: solvency ratio remains well above recommended levels, while the coverage of overdue loans remains high.

1. ECONOMIC ENVIRONMENT

The third quarter of 2003 was characterized by an improvement of the economic environment worldwide and visible signs of recovery.

In the United States, the strong expansionist nature of the monetary and budgetary policies is thought to have led third quarter GDP growth to around 5.5%, in annualized terms. Private consumption benefited from historically low interest rates, a booming residential market and tax cuts on family income.

The improvement of the global economic situation also extended to Japan, where activity benefited from the good performance of exports and corporate investment. GDP is thought to have grown by roughly 0.4% in the third quarter.

In the Euro Area, the economy is thought to have risen by 0.2% in the third quarter. A consistent rise in the main confidence indicators and the growth acceleration in the United States and Asia were likely contributors to the region’s improved economic performance. However, unemployment rate of 8.8%, high family and corporate indebtedness levels, Euro appreciation and the budgetary restrictions entailed by the Stability and Growth Pact, impose a slow pace on recovery.

The improvement of corporate results, the outcome of economic activity recovery and cost containment, led to a positive performance in the stock markets. Between July and September S&P500 and NASDAQ indices were up, respectively, by 2.2% and 10.1%. Nikkei gained 12.5% and, in Europe, DAX rose by 1.1%. PSI-20 maintained the previous quarter’s trend, rising by 5.4%.

Portugal pursued, during the third quarter, the process of adjusting internal demand to high levels of household indebtedness and to a still rising unemployment rate. Nevertheless, certain confidence and investment indicators suggest that the reversal of the economic cycle may have started during this period.

2. PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced in due time, Banco Espírito Santo sold to Banque Sofinco shares representing 45% of the share capital of Credibom – Sociedade Financeira para Aquisição a Crédito S.A., reflected in the financial statements from June 30, 2003. As mentioned at the time 1st half results were announced, this transaction led to an extraordinary result of euro 65.3 million in the consolidated accounts and euro 74.3 million in BES’ individual accounts. This latter extraordinary result was fully allocated to reinforcing, by a total euro 86.0 million, the fund for general banking risks, thus canceling the effects of the operation on the net income of the period.

BES consolidated balance sheet as from June 30, 2003 excludes Credibom’s assets and liabilities, while the income statement reflects Credibom’s consolidation up to June 30, as, from the economic standpoint, this company contributed to BES Group first half-year results.

For purposes of comparability with previous periods and whenever justified by circumstances, the published financial and business data will also be presented proforma (excluding Credibom).

3. RESULTS AND PROFITABILITY

Consolidated net income reached euro 156.6 million, a year-on-year increase of 13.4%, and a 15.0% rise on a comparable basis. Annualized return on equity (ROE) reached 11.2%, which can be considered a significant performance, bearing in mind the current low level of interest rates.

INCOME STATEMENT

				euro million

	September			Proforma Chg (%)

	2002	2002*	2003

Net Interest Income	588.5	577.8	555.5	–3.9
+ Fees and Commissions	286.7	286.7	338.9	18.2
= Commercial Banking Income	875.2	864.5	894.4	3.5
+ Capital Markets Results	87.8	87.8	158.0	79.9
= Banking Income	963.0	952.3	1052.4	10.5
– Operating Costs	529.1	525.3	530.7	1.0
+ Extraordinary Results and Other	–38.1	–38.1	24.0	—
= Gross Results	395.8	388.9	545.7	40.3
– Net Provisions	199.9	196.2	314.9	60.5
Credit	137.2	133.5	175.6	31.5
Securities	44.5	44.5	–1.9	—
Others	18.2	18.2	141.2	—
= Results Before Taxes and Minorities	195.9	192.7	230.8	19.8
– Income Taxes	31.9	30.6	45.9	50.1
– Minorities	25.9	25.9	28.3	9.5
= Net Income for the Period	138.1	136.2	156.6	15.0

* Proforma, considering the 1st semester of Credibom’s activity

3.1 Net Interest Income

Net interest income reached euro 555.5 million, decreasing by 3.9% year-on-year, mainly explained by declining interest rates (the European Central Bank has cut the refi rate by 125 basis points since the end of the third quarter of 2002), scarce liquidity in the domestic system and strict control of credit growth (e.g. reduced exposure to consumer credit). The effects of larger clarity in the price policy translated into a clearer division between the client service (fees and commissions) and the interest rate components (net interest income).

Relative net interest margin for the first nine months of the year stood at 2.03%, comparing to 2.23% in September 2002 and 2.09% in the first half of the current year.

3.2 Fees and Commissions

Fees and commissions reached euro 338.9 million, a year-on-year rise of 18.2% mainly boosted by traditional banking, bancassurance, cards, investment funds and from the investment banking activity. The focus put on improving service quality and the launch of new client retention initiatives were crucial contributors to the growth achieved.

Finally, Banco Espírito Santo was elected by the Global Finance magazine as the Best Portuguese Sub-Custodian due to the high quality standards of its settlement and custody services.

3.3 Capital Markets Results

In line with this year’s first half performance, Group BES continued to target opportunities arising out of a rebounding equity market and, in particular, from the evolution of interest rates, where marked fluctuations produced gains in fixed-rate instruments in the third quarter.

3.4 Operating Costs

Operating costs rose by 1.0% only, within forecast limits.

Depreciation and amortization showed the strongest increase, reflecting the depreciation of investments made in modernizing processes. However, its deceleration has been notable (March 2003: +12.7%; June 2003: +10.3%; September 2003: +7.1%) and should continue until the year-end.

OPERATING COSTS

				euro million

	September			Proforma Chg (%)

	2002	2002*	2003

Staff Costs	239.0	237.7	234.3	–1.5
Other Admin Costs	194.3	192.6	194.7	1.1
Depreciation	95.8	95.0	101.7	7.1

Operating Costs	529.1	525.3	530.7	1.0

* Proforma, considering the 1st semester of Credibom’s activity

The rationalization plan for 2003 is proceeding, with a net reduction of 207 employees for the period. The objective for the full-year remains at net reduction of 250 employees.

3.5 Provisioning

During the third quarter of the year, new rules related to provisions for doubtful loans (Notice 8/2003, of January 30) came into force. This new framework reduced the ratio of provisions for general banking risks to mortgage loans from 1% to 0.5% as from last February, originating a surplus of existing provisions in the balance sheet amounting to euro 39.3 million. The released provisions must be allocated to reinforcing specific provisions for credit, as stated in the above mentioned Notice.

Of that amount (euro 39.3 million), BES Group realocated euro 32.5 million to specific provisions, keeping an amount of euro 6.8 million available for future use in the balance sheet. Nevertheless, that release did not impact positively the results for the year, as the charge for general banking risks include an additional amount of euro 39.1 million above minimum requirements.

PROVISION CHARGE

				euro million

			Accum. Sep 02

PROVISIONS	Accum.
	Sep 03		Proforma	Stated

Specific for Credit – Needs	157.8		99.9	103.4
(Transfer from generic provisions: Notice 8/2003)	(32.5)	(1)	—	—
Specific Provisions via Income Statement	125.3		99.9	103.4
Generic for Credit	50.3	(2)	33.7	33.9
Total Provisions for Credit	175.6		133.6	137.3
For Securities	(1.9)		44.5	44.5
For Other Risks and Charges	24.1		9.4	9.4
For General Banking Risks	87.3	(3)	(0.9)	(0.9)
For Country Risk	18.9		7.0	7.0
For Equity Holdings and Other Purposes	11.0		2.6	2.6

TOTAL	314.9		196.2	199.9

(1) Balance unallocated: euro 6.8 million.
(2) Includes euro 39.1 million charge above requirements.
(3) Charge reflecting a prudent stance vis-a-vis the national and international economic situation.

Thus, the net provision charge for the period amounted to euro 314.9 million, a year-on-year increase of 60.5%.

Included in this, were credit provisions reinforced by 31.5% to euro 175.6 million, while other provisions reached euro 141.2 million (net euro 139.3 million), including the charge for general banking risks, which shows BES prudent stance vis-à-vis the economic situation. The balance of the fund for general banking risks (on the balance sheet) reached euro 101.1 million, from euro 14.6 million in December 2002.

3.6 Extraordinary Results and Other

Extraordinary and other results include the amortization of extraordinary pension charges, as well as an extraordinary capital gain of euro 65.3 million from the disposal of 45% of Credibom (accomplished at the end of 1H2002). As already mentioned, this gain was totally affected to the fund for general banking risks, thus neutralizing the effect of the sale in net income.

4. ACTIVITY HIGHLIGHTS

Notwithstanding macroeconomic constraints domestically and world-wide, Group BES’ business continued to show strong growth, namely in terms of customer funding, which rose by 12.5%. The progress achieved reflected the commercial strategy pursued, which continued to rely on innovation, deeper segmentation and sustained improvement of quality standards.

MAIN BUSINESS VARIABLES

					euro million

	September				Proforma Chg (%)

	2002	2002	*	2003

Total Assets (1)	49,401	48,957		54,983	12.3

Net Assets	39,769	39,325		41,668	6.0
Loans to Customers (gross)	26,571	26,103		26,268	0.6
– Mortgage	9,399	9,399		9,187	–2.3
– Other Loans to Individuals	1,859	1,391		1,267	–8.9
– Corporate	15,313	15,313		15,814	3.3
Loans to Individuals / Gross Customer Loans (%)	42.4	41.3		39.8	–2.6	p.p.
Funds
+ Deposits	17,201	17,201		17,776	3.3
+ Debt Securities	9,302	9,302		11,012	18.4
= On Balance Sheet Funds	26,503	26,503		28,788	8.6
– EMTN and Commercial Paper	4,445	4,445		4,446	0.0
= On-Balance Sheet Customer Funds	22,058	22,058		24,342	10.4
+ Off-Balance Sheet Funds	9,632	9,632		11,309	17.4
= Total Customer Funds	31,690	31,690		35,651	12.5

Transformation Ratio (%)	117	115		105	–10	p.p.

* Proforma, excluding Credibom
(1) Net Assets + Asset Management + Other Off-Balance Sheet Items

Customer loans, reflecting the adverse conditions that the Portuguese and the international economies are going through, posted moderate growth: 0.6% excluding securitized credit, and 3.9% including securitized credit.

						euro million

	Sep 02 (*)		Sep 03		Change (%)

	Excluding	Including	Excluding	Including	Excluding	Including
	Securitization	Securitization	Securitization	Securitization	Securitization	Securitization

Loan Portfolio	26,103	26,621	26,268	27,664	0.6	3.9
Mortgage	9,399	9,399	9,187	10,130	–2.3	7.8
Other Loans to Ind.	1,391	1,649	1,267	1,461	–8.9	–11.4
Corporate	15,313	15,573	15,814	16,073	3.3	3.2

(*) Proforma excluding Credibom

Mortgage loans remained the most dynamic item overall, rising by 7.8%; other loans to individuals, were down by 11.4%, reflecting an increased selectivity criteria; corporate credit maintained the slowdown trend of the previous quarters, growing by only 3.2%.

At the end of September, the Group announced a new securitization transaction of its subsidiary Banco Internacional de Crédito’s mortgage portfolio, amounting to euro 1 billion. The settlement is scheduled to occur during next November.

The increase in customer funds coupled with the moderate growth of customer loans led to an improvement in the transformation ratio, from 115% in September 2002 to 105% at the end of the third quarter of 2003.

Off-balance sheet funds, namely bancassurance products and mutual funds, continued to post a significant growth (+17.4%). This trend reflects an increase in demand for alternative saving products, explained by the current low level of interest rates.

5. ASSET QUALITY AND SOLVENCY

Bearing in mind the adverse economic context, the balance of credit provisions (on balance sheet) increased by euro 134 million, above the increase of overdue loans (+ euro 95 million).

						YoY Change(*)

		Sep 02 *	Dec 02 *	Jun 03	Sep 03	absolute	relative (%)

Loans to Customers (Gross)	(Eur mn)	26,103	25,318	26,018	26,268	165	0.6
Overdue Loans	(Eur mn)	503.1	521.6	572.5	598.0	95	18.9
Overdue Loans > 90 days	(Eur mn)	441.6	457.4	500.8	527.3	86	19.4
Provisions for Credit	(Eur mn)	648.4	685.3	750.1	782.7	134	20.7

Overdue Loans / Loans to Customers (gross)%		1.93	2.06	2.20	2.28		0.35	p.p.
Overdue Loans > 90 days / Loans to Customers (gross)%		1.69	1.81	1.92	2.01		0.32	p.p.
Coverage of Overdue Loans	%	128.9	131.4	131.0	130.9		2.00	p.p.
Coverage of Overdue Loans > 90 days	%	146.8	149.8	149.8	148.4		1.60	p.p.

* Proforma excluding Credibom

The ratio of overdue loans over 90 days to customer loans stood at 2.01%, while the coverage ratio remained strong: 148.4% for overdue loans over 90 days and 130.9% for total overdue loans.

The solvency ratio remains at comfortable levels: 11.3% according to the Bank of Portugal’s rules (vs. 10.7% in December 2002) and 13.3% under the BIS criteria (December 2002: 12.6%).

In July of the current year Group BES issued preference shares in the amount of euro 450 million. This issue aimed to reduce the foreign exchange volatility of the capital base associated to the value of preference shares. Thus, on August 18, 2003 the Group redeemed the preference shares issued in November 1996 and listed on the London Stock Exchange, for a total of USD 250 million.

		(%)

	Dec 02	Sep 03(e)

Solvency Ratio (Bank of Portugal)
– TIER I	6.06	6.79
– Total	10.74	11.28
Solvency Ratio (BIS)
– TIER I	6.99	7.82
– Total	12.61	13.30

(e) Estimate

The medium and long-term debt rating is A1, as assigned by Moody’s, A– by Standard and Poor’s and A+ by FitchRatings.

6. PRODUCTIVITY

Regarding productivity and efficiency, noticeable results have been achieved through cost containment policies, which led to further improvements in the cost to income (at 50.4% as of September 2003). Having come this far, the Bank maintains a 50% cost to income ratio objective, as well as a 1% limit for cost growth, for the end of 2003.

The remaining productivity indicators also improved significantly, particularly the “Operating Costs / Average Net Assets” and “Total Assets per Employee” ratios.

				YoY Change(*)
	Sep 02*	Dec 02*	Sep 03

Cost to Income (incl. markets)	55.2%	53.7%	50.4%	–4.8	p.p.
Cost to Income (excl. markets)	60.8%	59.9%	59.3%	–1.5	p.p.

Operating Costs / Average Net Assets	1.83%	1.85%	1.75%	–0.08.	p.p
Total Assets ** per Employee (eur ’000)	6,490	6,947	7,600	17.1%

* Proforma, adjusted for Credibom
** Net Assets + Asset Management + Other off-balance sheet items

7. PROFITABILITY

Return on assets (ROA) improved year-on-year, as indicated below, positively influenced by the securitization operations. Return on equity (ROE), based on annualized results, stood broadly stable versus 3rd quarter of 2002.

			(%)

	Sep 02	Dec 02	Sep 03

Return on Equity (ROE)	11.1	13.1	11.2
Return on Assets (ROA)	0.48	0.57	0.52

8. ELECTRONIC BANKING

Concerning direct channels, the third quarter of 2003 was marked by the award of the prize for Best Consumer Internet Bank 2003 by Global Finance magazine, the Quality Certification of BESnet Particulares, and also by a significant increase in internet banking activity.

The “Best Consumer Internet Bank 2003” prize highlights BES’ leadership in internet banking as the domestic bank with the highest percentage of internet customers, roughly 40% of its customer base.

The above mentioned quality certification given to BESnet reflects its high level of security, availability and speed.

At the end of the 3rd quarter, BESnet had 650 thousand users (year-on-year increase of 23%). This channel’s activity continued to grow at a considerable pace, with more than 9.1 million logins during the current year – an increase of 30% versus the same period in 2002.

Low value-added operations performed through the direct channels continued to increase their weight, representing 30.5% of total vs. 22.6% last year.

Internet banking service for corporate customers – BESnet Negócios – continued to make good progress. The number of companies using this service has reached 32,500, a 44% increase vs. September 2002. Transactions made through BESnet Negócios have risen by 76% year-on-year.

Banco BEST’s performance remains on track, with 16,000 customers obtained and over euro 300 million of assets under management achieved.

Users of pmelink.pt already reached 36,000 companies, of which 10,000 are frequent users. During the first nine months of the year, the trading volume was up by 70% year-on-year, and, due to the range of services offered, the gross margin released during the period rose by 170% year-on-year.

9. SOCIAL INITIATIVES

After the fire calamity that has ravaged the country this year, Banco Espirito Santo decided to contribute to the social and economic recovery of the affected families and regions, by providing the following financial aids: a donation of euro 1.8 million aimed at the rebuilding permanent housing, and a 10-year subsidized credit line, also amounting to euro 1.8 million, to restore economic activities.

These funds have been distributed to families in close cooperation with 29 affected municipalities, contributing to the rebuilding of a great number of houses and to the restoring of small businesses.

The excellent cooperation provided by local authority members must be emphasized, as their dedication has permitted a fast and effective distribution of the support provided.

THE BOARD OF DIRECTORS

BANCO ESPIRITO SANTO
CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2003
(Unaudited Figures)

	Sep 2002	Sep 2003
	(10[3] EUR)	(10[3] EUR)

ASSETS
Cash and deposits at Central Banks	652,177	662,483
Loans and advances to credit institutions repayable on demand	599,735	471,496
Other loans and advances to credit institutions	4,154,061	5,774,460
(Provisions)	(8,461)	(43,267)
Loans and advances to customers	26,570,821	26,267,607
(Provisions)	(360,017)	(419,587)
Bonds and other fixed income securities	3,720,442	4,467,473
(Provisions)	(65,390)	(57,201)
a) Issued by Government and Public entities	1,083,611	975,621
(Provisions)	(5,149)	(5,021)
b) Issued by other entities	2,623,108	3,478,451
(Provisions)	(60,241)	(52,180)
c) Own securities	13,723	13,401
Shares and other variable income securities	725,365	532,510
(Provisions)	(92,888)	(94,735)
Investments in associated companies	29,574	59,432
(Provisions)		(2,389)
Other investments	900,522	965,701
(Provisions)	(24,477)	(51,716)
Intangible assets	496,867	561,457
(Amortization)	(317,155)	(390,819)
Tangible assets	1,041,078	884,182
(Depreciation)	(617,175)	(537,368)
Treasury stock
Other debtors	517,078	461,380
(Depreciations)	(23,781)	(23,925)
Prepayments and accrued income	1,870,267	2,181,208

TOTAL NET ASSETS	39,768,643	41,668,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Amounts owed to credit institutions	7,708,675	6,837,825
a) Repayable on demand	353,554	355,750
b) With agreed maturity date	7,355,121	6,482,075
Amounts owed to customers	17,201,071	17,776,012
a) Savings accounts	2,451,942	2,249,007
b) Repayable on demand	6,219,391	6,800,238
c) With agreed maturity date	8,529,738	8,726,767
Debt securities	9,301,705	11,011,844
a) Outstanding Bonds	7,996,456	8,953,509
b) Other securities	1,305,249	2,058,335
Other liabilities	276,272	280,896
Accruals and deferred income	635,255	839,580
Provisions for liabilities and charges	360,553	414,545
a) Pension plan and equivalent charges	424
b) Other provisions	360,129	414,545
Provisions for general banking risks	60,495	101,106
Subordinated debt	1,680,477	1,679,878
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	37,471	55,585
Revaluation reserves
Retained earnings
Minority interests	568,584	714,537
Consolidated net income for the period	138,085	156,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	39,768,643	41,668,382

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AS AT SEPTEMBER 30, 2003
(Unaudited Figures)

	Sep 02	Sep 03
	(10[3] EUR)	(10[3] EUR)

CREDIT
Interest income	1,691,658	1,603,258
Income from securities	9,725	16,073
Commissions	254,569	287,935
Profits arising from trading activity	2,571,807	1,840,152
Write-back of provisions	133,497	178,903
Income arising from the equity method of consolidation	1,941	6,268
Other operating income	73,270	85,633
Extraordinary gains	17,403	81,801
Minority interests	3,359	2,002

TOTAL CREDIT	4,757,229	4,102,025

DEBIT
Interest expense	1,103,126	1,047,783
Commissions	41,113	34,660
Losses arising from trading activities	2,493,698	1,698,254
General administrative costs	433,273	428,993
a) Staff costs	239,010	234,272
b) Other administrative costs	194,263	194,721
Depreciation	95,793	101,743
Other operating expenses	4,708	5,336
Provisions for loan losses and other risks	330,491	488,127
Provisions for investments	2,929	5,715
Extraordinary losses	44,065	49,603
Income taxes	31,892	45,929
Other taxes	8,062	6,720
Losses arising from the equity method of consolidation	733	2,284
Minority interests	29,261	30,304
Consolidated net income for the period	138,085	156,574

TOTAL DEBIT	4,757,229	4,102,025